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E-Mail: ssperber@cgsh.com

July 7, 2008

BY EDGAR Mr. Jim B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W., Stop 4-5 Washington, D.C. 20549 United States

Re:	Comment Letter—GlaxoSmithKline plc (“GSK”) Annual Report on Form 20-F for 2007

Dear Mr. Rosenberg:

We appreciate the opportunity to speak with your colleague Gus Rodriguez on July 3 in connection with the comment letter dated June 26, 2008 relating to GSK’s Annual Report on Form 20-F for 2007. As requested, this is a brief note to indicate that GSK intends to respond to the comments by July 31, 2008.

Although the comments are not extensive, the preparation of appropriate responses will require the involvement of a number of GSK executives and financial and legal department staff, as well as members of the GSK audit team from PricewaterhouseCoopers and outside counsel. Arranging for this involvement in order to meet the requested deadline would be difficult, particularly given the fact that GSK is in the midst of preparing its first half results.

You can reach either me, or my colleague Gerald Neugebauer, at my number above. Please do not hesitate to contact us if you have any questions or if we can be of further assistance at this time.

Yours sincerely,

/s/ Sebastian R. Sperber

Sebastian R. Sperber

cc:	Mr. Gus Rodriguez, Securities and Exchange Commission
Ms. Mary Mast, Securities and Exchange Commission
Mr. Christopher Buckley, GlaxoSmithKline plc
Mr. Tom Quinn, PricewaterhouseCoopers
Mr. Andy Kemp, PricewaterhouseCoopers
Mr. Gerald Neugebauer, Cleary Gottlieb Steen & Hamilton LLP